SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:
Fidelity Real Estate High Income Fund III, Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
82 Devonshire Street
Boston, Massachusetts  02109
Telephone Number (including area code):  617-570-7000
Name and address of agent for service of process:
Arthur S. Loring
82 Devonshire Street
Boston, Massachusetts  02109

Check Appropriate Box:
 Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [ ]


ITEM 1.  EXACT NAME OF REGISTRANT.
 Fidelity Real Estate High Income Fund III, Inc.
ITEM 2. NAME OF STATE UNDER THE LAWS OF WHICH REGISTRANT WAS ORGANIZED OR CREATED AND THE DATE OF SUCH ORGANIZATION OR CREATION.
 Maryland; August 25, 1995
ITEM 3. FORM OF ORGANIZATION OF REGISTRANT (FOR EXAMPLE, CORPORATION, PARTNERSHIP, TRUST, JOINT STOCK COMPANY, ASSOCIATION, FUND).
 Corporation
ITEM 4. CLASSIFICATION OF REGISTRANT (FACE AMOUNT CERTIFICATE COMPANY, UNIT INVESTMENT TRUST, OR MANAGEMENT COMPANY).
 Registrant is a management company
ITEM 5.  IF REGISTRANT IS A MANAGEMENT COMPANY:
 (A) STATE WHETHER REGISTRANT IS A "CLOSED-END" OR AN "OPEN-END" COMPANY; Registrant is a closed-end company
 (B) STATE WHETHER REGISTRANT IS REGISTERING AS A "DIVERSIFIED" COMPANY OR A "NON-DIVERSIFIED" COMPANY (READ INSTRUCTIONS 4(I) CAREFULLY BEFORE REPLYING).
 Registrant is registering as a non-diversified company
ITEM 6.  NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF REGISTRANT.

Adviser:
  Fidelity Management & Research Company
  82 Devonshire Street
  Boston, Massachusetts  02109
ITEM 7. IF REGISTRANT IS AN INVESTMENT COMPANY HAVING A BOARD OF DIRECTORS, STATE THE NAME AND ADDRESS OF EACH OFFICER AND DIRECTOR OF REGISTRANT.
Arthur S. Loring; Director, President and Secretary
Kenneth A. Rathgeber; Director and Treasurer
John H. Costello; Director and Assistant Treasurer
The address of all officers and directors is 82 Devonshire Street, Boston, Massachusetts 02109
ITEM 8. IF REGISTRANT IS AN UNINCORPORATED INVESTMENT COMPANY NOT HAVING A BOARD OF DIRECTORS:
 (A) STATE THE NAME AND ADDRESS OF EACH SPONSOR OF REGISTRANT;
  N/A
 (B) STATE THE NAME AND ADDRESS OF EACH OFFICER AND DIRECTOR OF EACH SPONSOR OF REGISTRANT;
  N/A
 (C) STATE THE NAME AND ADDRESS OF EACH TRUSTEE AND EACH CUSTODIAN OF
REGISTRANT;
  N/A
ITEM 9. (A) STATE WHETHER REGISTRANT IS CURRENTLY ISSUING AND OFFERING ITS SECURITIES DIRECTLY TO THE PUBLIC (YES OR NO).
  No.
 (B) IF REGISTRANT IS CURRENTLY ISSUING AND OFFERING ITS SECURITIES TO THE PUBLIC THROUGH AN UNDERWRITER, STATE THE NAME AND ADDRESS OF SUCH UNDERWRITER.
  N/A
 (C) IF THE ANSWER TO ITEM 9(A) IS "NO" AND THE ANSWER TO ITEM 9(B) IS "NOT APPLICABLE," STATE WHETHER REGISTRANT PRESENTLY PROPOSES TO MAKE A PUBLIC OFFERING OF ITS SECURITIES (YES OR NO).
  Yes.
 (D) STATE WHETHER REGISTRANT HAS ANY SECURITIES CURRENTLY ISSUED AND OUTSTANDING (YES OR NO).
  No.
 (E) IF THE ANSWER TO ITEM 9(D) IS "YES", STATE AS OF A DATE NOT TO EXCEED TEN DAYS PRIOR TO THE FILING OF THIS NOTIFICATION OF REGISTRATION THE NUMBER OF BENEFICIAL OWNERS OF REGISTRANT'S OUTSTANDING SECURITIES (OTHER THAN SHORT-TERM PAPER) AND THE NAME OF ANY COMPANY OWNING 10 PERCENT OR MORE OF REGISTRANT'S OUTSTANDING VOTING SECURITIES).
  N/A
ITEM 10.  STATE THE CURRENT VALUE OF REGISTRANT'S TOTAL ASSETS.
  -0-
ITEM 11. STATE WHETHER REGISTRANT HAS APPLIED OR INTENDS TO APPLY FOR A LICENSE TO OPERATE AS A SMALL BUSINESS INVESTMENT COMPANY UNDER THE SMALL BUSINESS INVESTMENT ACT OF 1958 (YES OR NO).
  No.
ITEM 12. ATTACH AS AN EXHIBIT A COPY OF THE REGISTRANT'S LAST REGULAR PERIODIC REPORT TO ITS SECURITY HOLDERS, IF ANY.
  N/A

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Boston and the Commonwealth of Massachusetts on the 9th day of November, 1995.
Fidelity Real Estate High Income Fund III, Inc.
Attest: /s/John H. Costello /s/Arthur S. Loring
 John H. Costello Arthur S. Loring
 Assistant Treasurer President